                                                                    EXHIBIT 2.1


                DATED   1       August                   1996
                ----------------------------------------------




                     Crown Cork & Seal Company, Inc.                (1)

                                   - and -

                             U.S. Can Corporation                   (2)



           ---------------------------------------------------------
                                  AGREEMENT

                                  relating to

            the sale and purchase of the entire issued share capital
                      of CarnaudMetalbox Aerosols S.A., of
          CMB Aerosoles S A. and of CMB Aerosoldosen Deutschland GmbH
          and the sale and purchase of the aerosol can making business and related undertaking of Crown Cork Company Limited
          at Southall and Tredegar, United Kingdom and of the aerosol can making business and related undertaking of
                Crown Cork Company, Italy SpA at Voghera, Italy
          ----------------------------------------------------------------
                              Lovell White Durrant
                               65 Holborn Viaduct
                                London ECIA 2DY

                                Ref: A4/FLEG/JHR

                         CONTENTS

  Clause                                                  Page

 1.   Interpretation                                       2
 2.   Conditions                                          21
 3.   Sale and purchase of Shares                         24
 4.   Sale and purchase of the UK Aerosol Business        25
 5.   Sale and purchase of the Italian Aerosol Business   28
 6.   Consideration                                       31
 7.   Pre-Closing matters                                 34
 8.   Closing                                             39
 9.   Warranties                                          51
 10.  Limitation on warranty claims                       55
 11.  Purchaser Warranties                                61
 12.  Contracts                                           62
 13.  UK and Italian Employees                            62
 14.  Pensions                                            63
 15.  Properties                                          63
 16.  Confidentiality and announcements                   63
 17.  Non-compete                                         64
 18.  Further assurance and availability of information   66
 19.  UK Receivables and Italian Receivables              68
 20.  Foreign exchange provisions and interest            68
 21.  Continuing obligations                              69
 22.  Costs                                               70
 23.  VAT                                                 70
 24.  Notices                                             72
 25.  Severability and suspension of restrictions         73
 26.  Entire agreement and variation                      74

                                     - ii -
27. General provisions                                                    74
28. Governing law and jurisdiction                                        74

SCHEDULE I                                                                76
  Part 1 - The Shares                                                     76
  Part 2 - Allocation of Consideration                                    77
SCHEDULE II                                                               78
  The Divestiture Package Companies                                       78
SCHEDULE III                                                              81
  The Combined Closing Accounts and Certificate of Net Indebtedness       81
SCHEDULE IV                                                               93
  Part 1 - The Properties                                                 93
  Part 2 - Sale Conditions relating to the UK Properties                  95
SCHEDULE V                                                               100
  The Licence                                                            100
SCHEDULE VI                                                              101
  General Warranties                                                     101
SCHEDULE WI                                                              121
  Tax Warranties                                                         121
SCHEDULE VIII                                                            129
  Pension Provisions                                                     129
  APPENDIX I - Actuarial Assumptions                                     136
  Appendix II - Relevant Employees                                       140
SCHEDULE IX                                                              141
  Part 1 - UK Employees                                                  141
  Part 2 - Italian Employees                                             142
SCHEDULE X                                                               143
  Italian Assets                                                         143
SCHEDULE XI                                                              144
  Provisions concerning the operation of the Italian Aerosol Business
  immediately following Closing                                          144
SCHEDULE XII                                                             146
  Form of Transitional Services Agreement                                146
SCHEDULE XIII                                                            147
  Form of Tax Deed                                                       147
SCHEDULE XIV                                                             148
  Further UK Excluded Assets                                             148
SCHEDULE XV
  Key Personnel

                          SALE AND PURCHASE AGREEMENT

THIS AGREEMENT dated the 1st day of August 1996.

BETWEEN:
     (1) CROWN CORK & SEAL COMPANY, INC. a body corporate incorporated in the state of Pennsylvania, USA whose principal executive office is at 9300 Ashton Road, Philadelphia, PA 19136, USA ("Crown");
     (2) US CAN CORPORATION a body corporate incorporated in the state of Delaware whose principal executive office is at 900, Commerce Drive, Oak Brook, Illinois 60521, USA ("US Can").

RECITALS:

     (A) Details of the registered holders of the issued shares in CarnaudMetalbox Aerosols S.A. ("CMB France"), CMB Aerosoles
         S.A. ("CMB Spain"), and CMB Aerosoldosen Deutschland GmbH ("CMB Germany") (the "Divestiture Package Companies") are set out in Schedule I Part 1 and particulars of the Divestiture Package Companies are set out in Schedule II.

     (B) Crown Cork Company Limited ("Crown UK") beneficially owns the UK Aerosol Business (as hereinafter defined).

     (C) Crown Cork Company Italy, SpA ("Crown Italy" ) owns the Italian Aerosol Business (as hereinafter defined).

     (D) Crown owns or wholly owned subsidiaries of Crown own the whole of the issued share capital of Crown UK and Crown Italy.

(E) Crown owns or subsidiaries of Crown (whose only minority shareholders consist of persons required to hold shares so as to satisfy French legal requirements (totalling less than 1 per cent of the issued share capital of the relevant subsidiary)) own the whole of the issued share capital of CMB Germany, CMB Spain and CMB France save only, in the case of CMB France, for those shares in CMB France owned by the French Individual Shareholders (as hereinafter defined).


(F) Crown has agreed to sell or procure the sale of and US Can has agreed to purchase or procure the purchase of (i) all of the Shares in the capital of each of CMB France (and, if and to the extent that US Can so requests, the shares in CMB France held by the French Individual Shareholders), CMB Spain and CMB Germany; (ii) the UK Aerosol Business; and (iii) the Italian Aerosol Business on and subject to the terms of this Agreement.

OPERATIVE TERMS

1. INTERPRETATION

1.1 In this Agreement, its Recitals and Schedules:



"Accounts"                            means in relation to each of CMB
                                      France, CMB Spain and CMB Germany, the
                                      audited balance sheet of that Divestiture
                                      Package Company made up as at the
                                      Accounts Date and the audited profit and loss account of that Divestiture Package
                                      Company for the financial year ended on
                                      the Accounts Date, together with all
                                      notes, reports, statements and other
                                      documents annexed or appended thereto,
                                      whether or not in accordance with any
                                      legal requirement;

"Accounts Date"                  means 31 December 1995;


"Aggregate Working Capital"      means the aggregate of the Working Capital
                                 of each of the Divestiture Package Companies, of the UK Aerosol Business and of the Italian
                                 Aerosol Business as shown in the Combined
                                 Closing Accounts;


"Aggregate Working Capital       the statement of aggregate working capital
Statement"                       referred to in paragraph 3 of Part I of
                                 Schedule III and prepared in accordance with
                                 Schedule III;


"Business Day"                   means any day except Saturdays and Sundays on
                                 which banks in the City of London and New York are open for business;


"Certificate of Net              means the certificate referred to in paragraph
Financial Indebtedness"          5 of Part I of Schedule III and prepared
                                 in accordance with Schedule III;


"Claim"                          means a claim under the Warranties;


"Closing"                        means closing of the sale and purchase of the
                                 Shares (and, if and to the extent so requested by US Can, of the shares in CMB France held by the Individual French Shareholders) and of the sale and purchase of the UK Aerosol Business and of the Italian Aerosol Business pursuant to this Agreement in accordance with its terms;

"Closing Date"                   means the date on which Closing takes place
                                 which shall be the later of 25 days after the date of this Agreement and the fifth Business
                                 Day following the date on which all of the conditions, other than condition (a), set out in clause 2.1 of this Agreement are satisfied
                                 (or, where applicable, waived) or such other date as is agreed between Crown and US Can;


"CMB France"                     has the meaning given in Recital (A);


"CMB Germany"                    has the meaning given in Recital (A);


"CMB Spain"                      has the meaning given in Recital (A);


"Combined Closing Accounts"      means the statements referred to in paragraph
                                 3 of Part I of Schedule III and prepared in accordance with Schedule III;


"Consideration"                  means the total consideration for the Shares
                                 and the UK Aerosol Business and the
                                 Italian Aerosol Business as set out in clause
                                 6.1, subject to clause 6.3 and clause 6.4;


"Crown Associates"               means the subsidiary undertakings from time to
                                 time of Crown within the meaning of Section
                                 258(1) of the Companies Act 1985;

"Crown's Auditors"               means Befec - Price Waterhouse;


"Crown Italy"                    has the meaning given in Recital (C);


"Crown's Scheme"                 has the meaning given in Schedule VIII;


"Crown's Solicitors"             means Messrs Lovell White Durrant of 65 Holborn
                                 Viaduct, London EC1A2DY (Ref: A4/FLeG/JHR);

"Crown UK"                       has the meaning given in Recital (B):


"Data Room Information"          means the information in the data room in New
                                 York set up by Morgan Guaranty Trust Company of New York in connection with the proposed sale and purchase of the DP Businesses;


"Descriptive Memorandum"         means the information memorandum dated 17
                                 March 1996 issued by Morgan Guaranty Trust
                                 Company of New York in relation to the
                                 proposed divestiture of selected aerosol can businesses by Crown;


"Disclosure Letter"              means the letter of the same date as this
                                 Agreement from Crown to US Can referred
                                 to in clause 9.2 including the documents in the Disclosure Bundle referred to therein or expressly deemed to be disclosed in paragraph 4 of such letter;

"Divestiture Package Companies"  has the meaning set out in Recital (A);


"DP Businesses"                  means the Divestiture Package Companies,
                                 the Italian Aerosol Business and the UK Aerosol
                                 Business;


"DP Employees"                   means those persons employed by the Divestiture
                                 Package Companies who are so employed on the Closing Date;


"Employee Statutes"              means any applicable legislative or statutory
                                 provision relating to employment (including its termination) or the rights, obligations and/or protection of employees in any relevant jurisdiction;


"Employment Regulations"         the Transfer of Undertakings (Protection of
                                 Employment) Regulations 1981 (as amended);


"Environment"                    means all or any of the following media: land
                                 (including without limitation any building structure or receptacle in over or on it);
                                 water (including without limitation surface, coastal and groundwaters); and air (including without limitation the atmosphere within any natural or man-made structure above or below ground);


"Environmental Laws"             mean all laws whatsoever including but not
                                 limited to any European Community
                                 legislation (including
                                 any regulation or directive) the common law, the legislation of the United Kingdom, France, Germany, Spain and Italy (including subordinate legislation and any order made pursuant to such legislation) any constitution, decree, order, ordinance, rule, regulation, resolution, byelaw or order of any court or administrative tribunal having the force of law relating to health and safety, pollution or protection of the Environment in force on the date hereof including but not limited to laws relating to emissions, discharges, releases, or threatened releases of Hazardous Substances or other materials into the Environment or noise or otherwise relating to the manufacture, processing, distribution, use, treatment, disposal, deposit, storage, transport or handling of the same;



"Financial Indebtedness"         has the meaning given thereto in
                                 paragraph B of Part III of Schedule III;


"French Individual               means the shareholders in CMB France other
Shareholders"                    than Societe de Participations CarnaudMetalbox
                                 listed under "Registered Holders" in relation to CMB France in Schedule I;


"French Intellectual             means all Intellectual Property (but not
Property Rights"                 including the Licensed Intellectual Property
                                 Rights) owned or used by CMB France in the carrying on of the business of CMB France including but not limited to the benefit of the Licence;


"General Warranties"             means the warranties set out in Schedule VI;


"German Intellectual
Property Rights"                 means all Intellectual Property (but
                                 not including the Licensed Intellectual
                                 Property Rights) owned or used by CMB Germany in the carrying on the business of CMB Germany including but not limited to the benefit of the Licence;


"Global Accounts"                means the Special Purpose Combined Financial
                                 Statements in Appendix B of the Descriptive
                                 Memorandum;


"Hazardous Substances"           means any natural or artificial substance
                                 (whether in solid or liquid form or in the form of a gas or vapour and whether alone or in combination with one or more others) which is any one or more of the following: waste, hazardous, volatile, toxic, ecotoxic, radioactive, carcinogenic, corrosive, infectious, teratogenic, mutagenic, oxidizing, flammable, irritant, capable of polluting land, water or air, capable of causing other than minor harm to persons who do not have abnormal susceptibility in respect thereof or otherwise damaging the Environment in a manner which contravenes or will result in any obligations or liabilities under

                                 Environmental Law; where any term in this definition is defined in the EC Hazardous Waste Directive (91/689/EEC) it shall bear the meaning assigned to it in that definition;


"Intellectual Property"          means trademarks, service marks, business
                                 names, patents (including supplementary
                                 protection certificates), utility models, design rights, topography rights, copyrights, inventions, trade secrets, other confidential information, know-how and all similar intellectual property rights in any part of the world (whether or not the same are registered, unregistered or capable of registration) and all applications and rights to apply for or for the protection of any of the foregoing;


"Intellectual Property           means the French, German, Italian, Spanish and
 Rights"                         UK Intellectual Property Rights;


"Italian Aerosol Business"       means the aerosol can making business and
                                 related undertaking of Crown Italy at Voghera, Italy as carried on by Crown Italy immediately prior to Closing;


"Italian Assets"                 the assets and rights to be sold pursuant to
                                 Clause 5.1;

                                    - l0-


"Italian Contracts"              means all contracts, engagements and
                                 obligations of, and rights, benefits and licences enjoyed by, Crown Italy (including those for the purchase or supply of any goods or services by or to Crown Italy) to the extent to which they relate to and which have been entered into or undertaken in relation to the Italian Aerosol Business and which remain to be fully performed at the Closing Date, but excluding contracts of insurance and any contract forming part of or relating to the Italian Excluded Assets or the Italian
                                 Excluded Liabilities;


"Italian Employees"              means those of the persons employed by Crown
                                 Italy in the Italian Aerosol Business being, at the date of this Agreement, those named in
                                 Schedule IX Part 2;


"Italian Excluded Assets"        means the assets to be excluded from the sale
                                 and purchase of the Italian Aerosol Business pursuant to clause 5.3;


"Italian Excluded Liabilities"   means, without prejudice to the obligation of
                                 US Can to assume the burden of the Italian
                                 Contracts with effect from Closing, all
                                 liabilities of Crown Italy incurred on or at any time prior to Closing other than:

                                 (a) any such liabilities to the extent
                                     provided for in the Accounts;

                                 (b) any such liabilities incurred in the
                                     normal course of the Italian Aerosol
                                     Business since the Accounts Date except
                                     to the extent they are covered under the insurances of the relevant Vendor or of Crown or any other Crown Associate or would be so covered apart from anything done or omitted to be done which makes such insurances void or voidable and against which US Can or any Purchaser will not be indemnified following Closing under such insurances;


"Italian Fixed Assets"           means collectively the assets of the Italian
                                 Aerosol Business to be sold and purchased under this Agreement set out in Schedule X and includes (where the context permits) any of them;


"Italian Goodwill"               means the goodwill of Crown Italy in
                                 connection with the Italian Aerosol
                                 Business and the right for US Can to represent itself as carrying on the Italian Aerosol
                                 Business in succession to Crown Italy,
                                 including the right to all lists and
                                 particulars of customers and suppliers of the Italian Aerosol Business and all other trading, operating and confidential information exclusively relating to the

                                 Italian Aerosol Business and the right to the benefit of all restrictive covenants and confidentiality obligations undertaken by the persons previously employed or engaged in the Italian Aerosol Business, but for the avoidance of doubt this will not (subject to clause 8.18) include any right to use any trade name, business name, name or marks used at any time at or prior to Closing in relation to the Italian Aerosol Business;


"Italian Intellectual Property   means all Intellectual Property (but not
Rights"                          including the Licensed Intellectual Property
                                 Rights) owned or used by Crown Italy and which Crown Italy only uses in the carrying on of the Italian Aerosol Business including but not limited to the benefit of the Licence;


"Italian Inventory"              means goods purchased or agreed to be
                                 purchased for resale, consumable stores, raw materials and components for incorporation into products for sale, products and services in the course of production and finished goods of Crown Italy and in each case for use or resale in the ordinary course of the Italian
                                 Aerosol Business:


"Italian Liabilities"            means all liabilities save for the Italian
                                 Excluded Liabilities, of Crown Italy in
                                 relation to the Italian

                                 Aerosol Business and the burden of the
                                 Italian Contracts;


"Italian Property"               the property at Voghera, Italy where the
                                 Italian Aerosol Business is currently
                                 carried on;


"Italian Receivables"            means the trade and other receivables of Crown
                                 Italy in relation to the Italian Aerosol
                                 Business as at Closing (including, without limitation, prepayments, retrospective rebates, overpayments and VAT);


"Italian Transfer Agreement"     the document in the agreed terms pursuant to
                                 which the Italian Aerosol Business is to be transferred to the Purchaser together with the side letter in the agreed terms relating thereto;


"Licence"                        means the licence in the agreed terms to be
                                 entered into on or prior to Closing
                                 described in Schedule V;


"Licensed Intellectual Property  means all Intellectual Property to be licensed
Rights" to the Divestiture Package Companies, Crown UK and Crown Italy prior to Closing, on the terms of the Licence;


"Net Financial Indebtedness"     has the meaning given thereto in paragraph B
                                 of Part III or Schedule III;

                                     -14-.

"Obligations"                    has the meaning set out in clause 21;


"Properties"                     means the freehold and leasehold properties
                                 particulars of which are set out in Schedule
                                 IV;


"Purchaser"                      means US Can or, as appropriate, any
                                 corporation which US Can procures to
                                 purchase all or any of the DP Businesses pursuant to this Agreement;


"Relevant Company"               has the meaning set out in clause 10.3;


"Rights" means the Intellectual Property Rights and the Licensed Intellectual Property Rights;


"Shares" means all the shares in the capital of the Divestiture Package Companies as at Closing other than the shares in CMB France held by the French Individual Shareholders;


"Spanish Intellectual            means all Intellectual Property (but not
Property Rights"                 including the Licensed Intellectual Property
                                 Rights) owned or used by CMB Spain in the carrying on of the business of CMB Spain including but not limited to the the benefit of the License;

"Stocks" means goods purchased or agreed to be purchased for resale, consumable stores, raw materials and components for incorporation into products for sale, products and services in the course of production and finished goods, in each case for use or resale in the ordinary course of business;


"Tax/Taxation"                   means all forms of taxation, duties, imposts,
                                 contributions including social security
                                 contributions and charges sums and levies whatsoever and whenever imposed, whether by governmental, state, regional, local or other authority and whether of the United Kingdom or elsewhere and whether or not primarily payable by any Divestiture Package Company, or by Crown UK or by Crown Italy or by any other person, and all charges, interest, fines, penalties and surcharges incidental, or relating, to the same;


"Tax Deed"                       means a deed in the form set out in
                                 Schedule XIII;


"Tax Warranties"                 means the warranties set out in
                                 Schedule VII;


"Transitional Services           means an agreement in the form set out
Agreement"                       in Schedule XII;


"UK Aerosol Business"            means the aerosol can making business and
                                 related undertaking of Crown UK at Southall, England and Tredegar, Wales as carried on by Crown UK immediately prior to Closing;

"UK Fixed Assets"                means collectively the fixed assets owned by
                                 Crown and used in the UK Aerosol Business other than those of such assets which are UK
                                 Excluded Assets and includes (where the
                                 context permits) any of them;


"UK Assets"                      means the assets and rights to be sold
                                 pursuant to Clause 4.1 of this Agreement;


"UK Contracts"                   means all contracts, engagements and
                                 obligations of, and rights, benefits and licences enjoyed by Crown UK (including those for the purchase or supply of any goods or services by or to Crown UK) to the extent to which they relate to and which have been entered into or undertaken in relation to the UK Aerosol Business and which remain to be fully performed at the Closing Date, but excluding contracts of insurance and any contract forming part of or relating to the UK
                                 Excluded Assets or to the UK Excluded
                                 Liabilities;


"UK Employees"                   means those of the persons employed by Crown UK
                                 in the UK Aerosol Business being, at the date of this Agreement, those named in Schedule IX
                                 Part I;


"UK Excluded Assets"             means the assets to be excluded from the sale
                                 and purchase of the UK Aerosol Business
                                 pursuant to clause 4.3;

"UK Excluded Liabilities"        means, without prejudice to the obligation of
                                 US Can to assume the burden of the UK
                                 Contracts with effect from Closing, all
                                 liabilities of Crown UK incurred on or at any time prior to Closing other than:

                                 (a)  any such liabilities to the extent
                                      provided for in the Global
                                      Accounts; and

                                 (b)  any such liabilities incurred in the
                                      normal course of the UK Aerosol
                                      Business since the Accounts Date except
                                      to the extent that they are covered under the insurances of the relevant Vendor or of Crown or any other Crown Associate or would be so covered apart from anything done or omitted to be done which makes such insurances void or voidable and against which US Can or any Purchaser will not be indemnified following Closing under such insurances;


"UK Goodwill"                    means the goodwill of Crown UK in connection
                                 with the UK Aerosol Business and the right for US Can to represent itself as carrying on the UK Aerosol Business in succession to Crown
                                 UK, including the right to all files and other information of Crown UK relating to customers and suppliers of the UK Aerosol Business and all other trading, operating and confidential information relating to the UK Aerosol Business and the right to the benefit of all restrictive covenants and confidentiality obligations undertaken by the persons previously employed or engaged in the UK Aerosol Business, but for the avoidance of doubt this will not (subject to Cause 8.18) include any right to use any trade name, name or marks used at any time at or prior to Closing in relation to the UK Aerosol Business;


"UK Intellectual                 means the Intellectual Property (but not
Property Rights"                 including the Licensed Intellectual Property
                                 Rights) owned or used by Crown UK and which Crown UK only uses in the carrying on the UK
                                 Aerosol Business including but not limited to the benefit of the License;


"UK Inventory"                   means goods purchased or agreed to be
                                 purchased for resale, consumable stores, raw materials and components for incorporation into products for sale, products and services in the course of production and finished goods of Crown UK, in each case for use or resale in the ordinary course of the UK Aerosol
                                 Business;


"UK Liabilities"                 means all liabilities, save for the UK
                                 Excluded Liabilities, of Crown UK in
                                 relation to the UK

                                 Aerosol Business and the burden of the
                                 UK Contracts;


"UK Properties"                  means the land and buildings at Southall,
                                 England and Tredegar, Wales as further
                                 described in Schedule IVL:


"UK Receivables"                 means the trade and other receivables of Crown
                                 UK in relation to the UK Aerosol Business as at Closing (including, without limitation, prepayments, retrospective rebates, overpayments and VAT);


"US Can Associates"              means the subsidiary undertakings from time to
                                 time of US Can within the meaning of
                                 Section 258(1) of the Companies Act 1985;


"US Can's Solicitors"            means Messrs Berwin Leighton of Adelaide
                                 House, London Bridge, London EC4R 9HA (Ref:
                                 JBEN/DROS);



"VAT"                            means valued added tax or its
                                 equivalent in any jurisdiction;


"VATA"                           means the Value Added Tax Act 1994;


"VATA Regulations"               means the Valued Added Tax Act (General)
                                 Regulations 1995 (as amended);

"Vendor" means, in relation to each Divestiture Package Company the registered owner of its Shares and, in region to the UK Aerosol Business means Crown UK: and in relation to the Italian Aerosol Business, means Crown Italy;


"Warranties"                     means the General Warranties and the
                                 Tax Warranties;


"Working Capital"                has the meaning given in paragraph 4 of Part
                                 1 of Schedule III.

1.2 Any reference in this Agreement to a document being "in the agreed terms" means that document in the terms agreed between the parties and for the purpose of identification signed by US Can's Solicitors and Crown's Solicitors, or such other terms as may be agreed in writing between the parties in substitution therefor.

1.3 In this Agreement, references to any statutory provision in any jurisdiction shall include such provision as from time to time amended, whether before on or (in the case only of re-enactment or consolidation without substantive amendment) after the date hereof, and shall be deemed to include provisions of earlier legislation which have been re-enacted (with or without modification) or replaced (directly or indirectly) by such provision and shall further include all statutory instruments or orders which are in force at the date hereof.

1.4  In this Agreement and its Schedules:

     (a) the masculine gender shall include the feminine and neuter and the singular number shall include the plural and vice versa;

     (b) references to persons shall include individuals, bodies corporate, unincorporated associations and partnerships;

     (c) the headings are inserted for convenience only and shall not affect the construction of this Agreement;

     (d) references to Recitals, clauses and Schedules and sub-divisions thereof, unless a contrary intention appears, are to the Recitals and clauses of and Schedules to this Agreement and sub-divisions thereof respectively;

     (e) all references to time are to London time.

 1.5 The Schedules and the Recitals form part of this Agreement and shall be construed and shall have the same full force and effect as if expressly set out in the body of this Agreement.

 2.  CONDITIONS

 2.1 Closing is conditional in all respects upon:

     (a) no government or governmental, supranational or state agency or regulatory body or any other body, person or organisation in any relevant jurisdiction having prior to Closing:

         (i) instituted or threatened any action, suit or investigation to prohibit, materially restrain, or otherwise materially challenge the closing by Crown or any Vendor or by US Can or any Purchaser of the sale and purchase contemplated by this Agreement; or

         (ii) threatened to take any action as a result of or in anticipation of any such sale which could materially affect the carrying on of a DP Business as carried on at the date hereof; or

        (iii) proposed or enacted any statute or regulation which would prohibit, materially restrict or materially delay Closing or the operation of any of the Divestiture Package Companies or the UK Aerosol Business or the Italian Aerosol Business after Closing;

     (b) clearance from the Spanish authorities on Foreign Investments in relation to the sale of the shares of CMB Spain pursuant hereto having been received;

     (c) completion of the process set forth in Article 47 of law 428 of 1990 of Italy in relation to the transfer of the Italian Employees under Italian law;

     (d) Regulation 10 of the Employment Regulations having been complied with in relation to the UK Employees;

     (e) all parties thereto having executed in escrow (subject only to Closing taking place) a Deed of Substitution of Principal Employer in the agreed terms by which US Can or the Purchaser of the UK Aerosol Business is substituted as the principal employer of the Crown Scheme;

     (f) all of CMB Spain's interest in Expansion Quimica del Ampurdan S.A. having been transferred to its immediate parent at market value;

     (g) CMB Germany having entered into such documents or taken such other steps as are necessary to remedy the formality defects to the two lease contracts referred to in the Disclosure Letter and described in paragraph 3 of Part I of Schedule IV.

2.2 Each party shall notify the other in writing as soon as practicable after becoming aware of any condition referred to above having been satisfied or of any circumstance arising by reason of which the satisfaction of any condition may not occur or be delayed.

2.3 Crown shall have the right to waive in whole or in part condition 2.1(e) by notice in writing to US Can. All other conditions may only be waived (to the extent possible by law) with the consent in writing of both Crown and US Can.

2.4 Each party shall use all reasonable endeavors to ensure that, to the extent it is able, the conditions specified in clauses 2.1 are fulfilled (but without requiring it to waive any of the same which are capable of waiver by it) as soon as practicable and in any event not later than 6 pm on the day which is 90 days after the date hereof.

2.5 If all the conditions specified in clause 2.1 have not been satisfied or where applicable waived in accordance with clause 2.3 at or prior to midnight (London time) on the day which is 59 days after the date hereof Crown shall have the right to rescind this Agreement by notice in writing to US Can at or prior to midnight (London time) on the day which is 60 days after the date hereof failing which the provisions of clause 9.5 as to the giving of the Warranties as at midnight on the 60th day following the date hereof shall apply.

2.6 If all the conditions specified in clause 2.1 have not been satisfied, or (where applicable) waived by Crown, by 6 pm on the day which is 90 days after the date hereof or if Crown exercises its right pursuant to clause 2.5 hereof then this Agreement shall have no further effect and (subject only to clauses 16 (Confidentiality and Announcements) and 22 (Costs)) the parties shall be released from all obligations under it, but without prejudice to any rights or obligations which have accrued prior to such time and date (including those relating to the obligation of either party to use its reasonable endeavours set out in clause 2.4).

3.   SALE AND PURCHASE OF SHARES

3.1  On and subject to the terms of this Agreement:

     (a)   (i)   Crown shall sell or procure the sale by the Vendors of the
                 Shares in the Divesture Package Companies free from all liens, charges, encumbrances and other third party rights; and

          (ii) Crown shall if and to the extent required by US Can to the extent not in contravention with local law procure the sale of the shares in CMB France held by the French Individual Shareholders for the sum of 1 French Franc per share free from all liens, charges, encumbrances and other third party rights.

     (b)   (i)   US Can shall or shall procure the purchase of the Shares in the Divestiture Package Companies; and

          (ii) US Can shall procure the purchase by persons nominated by it of the shares in CMB France held by the French Individual Shareholders for the sum of 1 French Franc per share which it requires to be sold pursuant to clause 3.1(a)(ii) above on and with effect from the Closing Date;

          together with all rights attaching or accruing thereto with effect therefrom.

3.2 Crown shall not be obliged to sell or procure the sale of shares as referred to in clause 3.1(a) above or procure the sale of the UK
     Aerosol Business or of the Italian Aerosol Business unless the purchase of all the shares as referred to in clause 3.1(b) above and of the UK Aerosol Business and the Italian Aerosol Business is completed simultaneously and if such purchase is not so completed on the Closing Date then Crown shall be entitled to rescind this Agreement.

3.3 US Can shall not be obliged to purchase and shall not be obliged to procure the purchase of any shares as referred to in clause 3.1(b) above, or of the UK Aerosol Business or the Italian Aerosol Business unless the sale by Crown of all shares as referred to in clause 3.1(a) above and of the UK Aerosol Business and the Italian Aerosol Business is completed simultaneously, and if such sale is not so completed on the Closing
     Date then US Can shall be entitled to rescind this Agreement.

3.4  If either party to this Agreement exercises its rights pursuant to clause
     3.2 OR 3.3, this Agreement shall have no further effect and (subject to clauses 16 (Confidentiality and Announcements) and 22 (Costs)) the parties shall be released from all obligations under it except in respect of any prior breach.

4.   SALE AND PURCHASE OF THE UK AEROSOL BUSINESS

4.1 On and subject to the terms of this Agreement (including without limitation clauses 3.2 and 3.3), and so that the UK Aerosol Business is transferred as a going concern, Crown shall procure the sale by Crown UK and US Can shall purchase or procure the purchase of the UK Aerosol Business consisting of the assets set out below with effect from Closing;

     (a) the UK Goodwill;

     (b) the UK Fixed Assets;

     (c) the UK Inventory as at Closing;

     (d) the benefit of the UK Contracts together with unconfirmed bids and orders and work in progress;

     (e) the UK Properties;

     (f) all of Crown UK's rights against third parties which relate to the UK Aerosol Business, including, without limitation:

         (i) all rights in connection with guarantees, warranties and representations given by such third parties concerning goods and services supplied to Crown UK in the course of the UK Aerosol Business;

        (ii) the benefit of any insurance or insurance claim attributable to any event occurring before the Closing Date which relates to the UK Assets or to the liabilities assumed in relation to the UK Aerosol Business under this Agreement;

     (g) the UK Receivables;

     (h) (subject to clause 4.3(c) below) the UK Intellectual Property Rights;
         and

     (i) cash in hand or at the bank;.

     but shall exclude the UK Excluded Assets.

4.2 The assets to be sold by Crown UK pursuant to clause 4.1 shall be sold free from all liens, charges and encumbrances except those disclosed in the Disclosure Letter.

4.3      There shall be excluded from this sale and purchase:

         (a) any amounts repayable by or recoverable from the Inland Revenue or HM Customs & Excise (including VAT) attributable to a period ending on or before the Closing Date (except insofar as included in the Aggregate Working Capital Statement);

         (b) the benefit of any insurance or insurance claim attributable to any event occurring before the close of business on the Closing Date which does not relate to the UK Assets or to the UK Liabilities;

         (c) subject to clause 8.18, the right (which is expressly reserved to Crown, Crown UK and their assigns) to use any trade name, business name, name or marks used at any time on or prior to Closing in relation to the UK Aerosol Business and the rights of Crown, Crown UK and their assigns against third parties in respect thereof;

         (d) the manufacturing and packaging equipment used to manufacture crowns at Southall, England;

         (e) the uninstalled coil shear line currently stored at Southall, England and associated equipment including the coil handling fork lift truck and the uninstalled automatic feed coil shear line at Tredegar; and

         (f)  the assets set out in Schedule XIV.

4.4 On and subject to the terms of this Agreement and in consideration of the sale of the UK Aerosol Business US Can or the Purchaser of the UK
     Aerosol Business shall assume the UK Liabilities with effect from Closing and US Can (whether it purchases or procures the purchase of the UK Aerosol Business) shall indemnify and shall keep indemnified Crown, Crown UK and any other Crown Associate forthwith upon demand in writing by Crown against any liability, cost, or expense which it may suffer or incur in relation to the UK Liabilities.

4.5 For the avoidance of doubt, US Can confirms and acknowledges that the assets being sold pursuant to clause 4.1 hereof do not include Crown's UK interest in Alpine Crown Corks Limited and in the business of Crown UK carried on at Sutton in Ashfield, England.

4.6 Crown shall indemnify the purchaser of the UK Aerosol Business in respect of any liability to Taxation in respect of the UK Aerosol Business in respect of any period expiring on or before 31 December 1995 which is in excess of such liabilities provided for in the Global Accounts.

5.   SALE AND PURCHASE OF THE ITALIAN AEROSOL BUSINESS

5.1 On and subject to the terms of this Agreement (including without limitation clauses 3.2 and 3.3), and so that the Italian Aerosol Business is transferred as a going concern, Crown shall procure the sale by Crown Italy and US Can shall purchase or procure the purchase of the Italian Aerosol Business consisting of the assets set out below with effect from Closing:

     (a) the Italian Fixed Assets;

     (b) the Italian Inventory as at Closing;

     (c) the benefit of the Italian Contracts together with unconfirmed bids and orders and work in progress;

     (d) all of Crown Italy's rights against third parties which relate to the Italian Aerosol Business, including, without limitation:

         (i) all rights in connection with guarantees, warranties and representations given by such third parties concerning goods and services supplied to Crown Italy in the course of the Italian Aerosol Business;

        (ii) the benefit of any insurance or insurance claim attributable to any event occurring before the Closing Date which relates to the Italian Assets or to the liabilities assumed by US Can under this Agreement;

     (e) the Italian Receivables;

     (f) the Italian Goodwill; and

     (g) (subject to 5.3(d) below) the Italian Intellectual Property Rights but shall exclude the Italian Excluded Assets.


5.2 The assets to be sold by Crown Italy pursuant to clause 5.1 shall be sold free from all liens, charges and encumbrances except those disclosed in the Disclosure Letter.

5.3  There shall be excluded from this sale and purchase:

     (a) all cash in hand or at bank;

     (b) any amounts repayable by or recoverable from the Italian tax authorities attributable to a period ending on or before the Closing Date (except insofar as included in the Aggregate Working Capital Statement);

     (c) the benefit of any insurance or insurance claim attributable to any event occurring before the close of business on the Closing
         Date which does not relate to the Italian Assets or to the Italian Liabilities;

     (d) subject to clause 8.18, the right (which is expressly reserved to Crown, Crown Italy and their assigns) to use any trade name, business name, name or marks used at any time at or prior to Closing in relation to the Italian Aerosol Business and the rights of Crown, Crown Italy and their assigns against third parties in respect thereof;

     (e) the assets, plant and equipment comprising and relating to the printing lines situate at Voghera;

     (f) the stretch wrapper plant and equipment situate at Voghera; and

     (g) the Italian Property.

5.4 On and subject to the terms of this Agreement and in consideration of the sale of the Italian Aerosol Business US Can or the Purchaser of the Italian Aerosol Business shall assume the Italian Liabilities with effect from Closing and US Can (whether it purchases or procures the purchase of the Italian Aerosol Business) shall indemnify and shall keep indemnified Crown,

     Crown Italy and any other Crown Associate forthwith upon demand in writing by Crown against any cost, liability or expense which it may suffer or incur in relation to the Italian Liabilities.

5.5 Crown agrees to procure that Crown Italy shall seek a certificate from the appropriate tax authorities showing the outstanding tax liabilities of Crown Italy in respect of the Italian Aerosol Business. Whether or not such certificate is obtained, Crown hereby agrees to pay the Purchaser of the Italian Aerosol Business an amount equal to any liability to Taxation arising or accruing or deemed to arise or accrue in Crown Italy on or before Closing for which, as a result of the transfer of the Italian Aerosol Business, the Purchaser of the Italian Aerosol Business is or may be liable whether primarily, secondarily, jointly, jointly or severally or otherwise, not being any liability for Taxation which is provided for in the Global Accounts or which was both incurred in the normal course of the Italian Aerosol Business since 31 December 1995 and is to be provided for in the Aggregate Working Capital Statement, and US Can shall procure that the Purchaser of the Italian Aerosol Business will discharge the relevant liability to Taxation up to such amount.

6.   CONSIDERATION

6.1 Subject to clauses 6.3 and 6.4 the total consideration payable by US Can for the Shares and for the UK Aerosol Business and the Italian Aerosol Business shall be the sum of US$58.6 million less $5.8 million of financial indebtedness outstanding as of 30 June 1996 which shall be paid in cash on Closing to Crown on behalf of the Vendors and apportioned as between the Shares, the UK Aerosol Business and the Italian Aerosol Business (including the assumption of the UK Liabilities and of the Italian Liabilities) as shown in Part 2 of Schedule I and subapportioned as between the UK Assets and the Italian Assets at book value. The consideration shall be exclusive of VAT if applicable.

6.2 The provisions of Schedule III shall apply to the drawing up and reviewing of the Combined Closing Accounts and of the Certificate of Net
     Financial Indebtedness and the review by Crown's Auditors of the amount of the Aggregate Working Capital and of Net Financial Indebtedness.

6.3 If and to the extent that the amount of the Aggregate Working Capital shown by the Aggregate Working Capital Statement is:

     (a) less than US$28.6 million:

         (i) the amount of the Consideration shall be reduced by an amount equal to the shortfall in the Aggregate Working Capital below US$28.6 million; and

        (ii) Crown shall pay within seven days of agreement or determination of Aggregate Working Capital in accordance with Schedule
              III to US Can by way of reduction of the consideration for the Shares and for the UK Aerosol Business and the Italian Aerosol Business an amount equal to such shortfall in cash.

     (b) more than US$28.6 million;

         (i) the amount of the Consideration shall be increased by an amount equal to the excess in the Aggregate Working Capital above US$28.6 million; and

        (ii) US Can shall pay within seven days of agreement or determination of Aggregate Working Capital in accordance with Schedule
              III to Crown (on behalf of the Vendors) by way of further consideration for the Shares and for the UK Aerosol Business and the Italian Aerosol Business an amount equal to such excess in cash.

6.4 If and to the extent that the amount of the Net Financial Indebtedness shown by the Certificate of Net Financial Indebtedness is:

     (a) more than US$5.8 million:

         (i) the amount of the Consideration shall be reduced by an amount equal to the excess in Net Financial Indebtedness over US$5.8 million; and

        (ii) Crown shall pay within seven days of agreement or determination of Net Financial Indebtedness in accordance with Schedule III to US Can by way of reduction of the consideration for the Shares and for the UK Aerosol Business and the Italian Aerosol Business an amount equal to such excess in cash.

     (b) less than US$5.8 million;

         (i) the amount of the Consideration shall be increased by the amount by which Net Financial Indebtedness is less that US$5.8 million; and

        (ii) US Can shall pay within seven days of agreement or determination of Net Financial Indebtedness in accordance with Schedule III to Crown (on behalf of the Vendors) by way of further consideration for the Shares and for the UK Aerosol Business and the Italian Aerosol Business such amount in cash.

                                     - 34 -
7.   PRE-CLOSING MATTERS

7.1 Subject to Crown's right to remedy matters as referred to in clause 9.8, pending Closing, Crown shall procure that the businesses of the Divestiture Package Companies and of the UK Aerosol Business and of the Italian Aerosol Business are carried on in the ordinary and usual course and that no transaction outside the ordinary course of trading is carried out without the prior written consent of US Can, such consent not to be unreasonably withheld or delayed in the case of (m) and (r) below. Without prejudice to the generality of the foregoing, any of the following matters shall require the prior written consent of US Can:

     (a) the modification of any of the rights attached to any shares in any Divestiture Package Company or the creation or issue of any shares or the grant of any option or lien over any shares or uncalled capital of any Divestiture Package Company or the issue of any rights or obligations convertible into or exchangeable for such shares;

     (b) the capitalisation or repayment of any amount standing to the credit of any reserve of any Divestiture Package Company or any repayment or reduction of the share capital of any Divestiture Package Company or the redemption or purchase of any shares or any other reorganization of the share capital of any Divestiture Package Company;

     (c) except as required to satisfy local law the admission of any person whether by subscription or transfer as a member of any Divestiture Package Company or the sale, disposal or grant of any rights in respect of the share capital of any Divestiture Package Company;


     (d) the sale or disposal of, or the grant or termination of any rights in respect of, any part of the undertaking or the assets of any Divestiture Package Company or of the undertaking or assets of Crown UK that are comprised within the UK Aerosol

         Business or of the undertaking or assets of Crown Italy that are comprised within the Italian Aerosol Business, except in the ordinary course of business;

     (e) the declaration or payment by any Divestiture Package Company of any dividend or other distribution;

     (f) any alteration to the Memorandum or Articles of Association (or equivalent constitutional documents) of any Divestiture Package Company;

     (g) the giving by any Divestiture Package Company of any guarantee or indemnity other than in the ordinary course of business;

     (h) the making of capital commitments by any Divestiture Package Company or in relation to the UK Aerosol Business or the Italian Aerosol Business in excess of US$50,000 in aggregate (save where the commitment to this expenditure is specifically disclosed in the Disclosure Letter);

     (i) the acquisition or sale by any Divestiture Package Company of any shares of any other company or the participation by any Divestiture Package Company in any partnership or joint venture;

     (j) the borrowing of more than US$50,000 in aggregate (other than the incurring of trade credit in the ordinary course of business) by any Divestiture Package Company, or by Crown UK in connection with the UK Aerosol Business or by Crown Italy in connection with the Italian Aerosol Business;

     (k) the creation or issue or allowing to come into being of any mortgage, charge or encumbrance upon any part of the property or assets or uncalled capital of any

         Divestiture Package Company or any of the Shares or any part of the UK Assets or the Italian Assets (other than liens in the ordinary course of business) or the creation or issue of any debenture or debenture stock or the obtaining of any advance or credit in any form other than normal trade credit or as permitted by (j) above;


     (l) the appointment of any person except as required to satisfy local law as a director or other officer of any Divestiture Package Company or the granting of any power of attorney by any Divestiture Package Company;

     (m) the appointment or dismissal other than for cause or any change in the remuneration or terms of employment of any director or employee of any Divestiture Package Company or of any UK Employee or Italian Employee;

     (n) the entry into, termination, amendment or variation of any material contract, transaction or arrangement by any Divestiture Package Company to or by Crown UK or Crown Italy which relates to the UK Aerosol Business or the Italian Aerosol Business;

     (o) the acquisition by any Divestiture Package Company or by Crown UK or Crown Italy in relation to the UK Aerosol Business or the Italian Aerosol Business respectively of assets of a value exceeding S50,000 on hire purchase or deferred sale terms;

     (p) the entry into any derivative or any hedging transaction by any Divestiture Package Company or by Crown UK or Crown Italy for the carrying on of the UK Aerosol Business or the Italian Aerosol
         Business except to cover the difference between the cost of production in one currency and order of product in another so as to hedge the resulting differential exposure;

     (q) the negotiation or renegotiation of any collective bargaining or shop agreement by any Divestiture Package Company or by Crown UK or Crown Italy in relation to the UK Aerosol Business or the Italian
         Aerosol Business;

     (r) the passing of any shareholder resolution by any Divestiture Package Company other than any resolution of a routine nature (including for the approval of the accounts) or required to implement this Agreement or required for the purposes of clause 7.4; or

     (s) any agreement or arrangement to do any of the matters in subclauses
         (a) to (r) above which is not permitted without the prior written consent of US Can.

     Any breach by Crown of this clause 7.1 shall be treated as though it were a breach of a Warranty for the purposes of clauses 9.1 and 10.

7.2 Pending Closing Crown shall procure that all existing insurance policies of the Divestiture Package Companies and those of Crown UK and Crown Italy relating to the UK Aerosol Business and the Italian Aerosol Business are maintained or that policies with reputable insurers providing cover to at least the same extent as such existing policies are substituted therefor.

7.3 To the extent that Crown is obliged by law so to do, Crown will inform and consult with employees and their representatives in the UK and Italy in relation to the sale of the UK Aerosol Business and the Italian Aerosol Business respectively as soon as practicable after the date hereof for which purpose US Can will supply Crown with the relevant information which it requires as soon as practicable following Crown's request.

7.4 Notwithstanding any other provision of this Agreement and subject to complying with all applicable requirements, Crown shall be entitled without seeking the prior written consent of

     US Can to procure or permit any of the Divestiture Package Companies prior to Closing to capitalise into share capital of that Divestiture Package Company, or to issue further share capital or receive the benefit of a capital contribution with a view to the repayment of, any amount due from it to Crown or any Crown Associate other than on normal trading account. Nothing done or permitted to be done by Crown for that purpose will constitute or give rise to a breach of Warranty (whether given at the date hereof or at midnight on the 60th day after the date hereof) or of any other provision of this Agreement or otherwise give rise to any liability of Crown or any Crown Associate to US Can other than pursuant to the Tax Deed.

7.5 Notwithstanding any other provision of this Agreement, nothing done with the prior written consent of US Can shall give rise to a breach of clause
     9.6 or, if the Warranties are repeated on the 60th day after the date hereof, of any Warranties as so repeated. For the avoidance of doubt satisfaction of the conditions set out in clause 2.1 or the entry into by the Divestiture Package Companies and Crown UK and Crown Italy of the Licence or any other thing done by Crown or any Crown Associate to the extent expressly required by this Agreement (and provided that the doing of such thing is reasonable in all the circumstances) will not constitute a breach of the undertakings in clauses 7.1 or 9.6.

7.6 Pending Closing US Can undertakes to offer its unconditional and irrevocable guarantee of the tenant's obligations of the lease referred in paragraph 4 of Part 1 of Schedule IV with effect from Closing with a view to securing the release with effect from Closing of the obligations of Crown or any other Crown Associate pursuant to the existing guarantee in respect thereof.

7.7 Pending Closing Crown shall, if necessary, procure that the licence relating to the storage of petroleum at Southall, England (the "Petroleum Licence") and all other licences for carrying on of the DP Businesses shall be renewed and US Can and Crown shall use all reasonable endeavours to ensure that with effect from Closing the Petroleum Licence is transferred to the Purchaser of the UK Aerosol Business.

8.   CLOSING

8.1 Subject to the due satisfaction or waiver of the conditions contained in clause 2.1 and as otherwise provided in clause 2, and the provisions of this clause, Closing shall take place at the offices of Crown's
     Solicitors in Brussels on the Closing Date or on such other date and/or at such other place or places as may be required to implement Closing in the jurisdiction of each Divestiture Package Company and Crown UK and Crown Italy or otherwise agreed between the parties.

8.2 Between signing of this Agreement and Closing Crown will arrange for US Can to meet with key members of management of the Divestiture Package Companies and the UK Aerosol Business and the Italian Aerosol Business. US Can shall notify Crown at least three Business Days in advance of the names of the relevant individuals it wishes to meet and an outline of the matters it wishes to discuss. Crown will use all reasonable endeavours to facilitate such meetings and shall be entitled to appoint a representative who US Can will allow to attend such meetings. Save to the extent required by law, US Can undertakes that prior to Closing no other contact will be made by or on behalf of US Can or US Can's Associates with the DP Employees, the UK Employees or the Italian Employees.

8.3 At Closing Crown shall procure that the net amounts (if any) owing to each Divestiture Package Company other than on normal trading account from any other Crown Asociate shall be repaid and, subject to requirements of applicable law and following compliance with clauses 8.4 to 8.6 and 8.8 to 8.10, US Can shall procure that the net amounts (if any) owing from each Divestiture Package Company other than on normal trading account to Crown or to any other Crown Associate shall be repaid.

8.4  On Closing in relation to the Shares:

     (a) Crown shall procure in relation to CMB France the delivery to US Can of:

         (i) duly executed stock transfers ("ordre de mouvement") of the Shares in CMB France and (if and to the extent requested by US Can the shares in CMB France held by the French Individual Shareholders) by the registered holders thereof in favour of US Can (or as it may direct);

        (ii) such other documents (including any power of attorney under which any document required to be delivered under this clause has been executed and any waivers or consents) as US Can may require to enable US Can or as it directs to be registered as holders of the Shares in CMB France and (if and to the extent required) the shares in CMB France of the French Individual Shareholders;

       (iii) subject to the proviso below, the register des mouvements de titres (register of share transfers); the registre de presence (board meeting attendance register); the registre des proces verbaux des assemblees generales (register of shareholder meetings) the registre des comptes d'actionnaires (share register); the liste des actionnaires (shareholder list): the registre des proces - verbaux des conseils d'administration (board meeting register): the feuilles de presence aux assemblees (shareholder meeting register)
         provided that in the case of (iii) above, if at Closing the same are in the possession or control of CMB France, Crown need only deliver written confirmation to that effect to US Can rather than delivering the same at Closing.

     (b) Crown shall procure in relation to CMB Spain the delivery to US Can of:

         (i) a notarial certificate of the resolution passed at a meeting of the shareholder of CMB Spain approving the transfer of the Shares in CMB Spain pursuant hereto;

        (ii) certificates relating to the Shares of CMB Spain, duly delivered by the Vendor to US Can;

       (iii) the notarial deed of sale in the agreed terms relating to the Shares of CMB Spain duly authorised in Spain by the Spanish notary public designated by US Can and the notarial or public deed evidencing the Vendor of CMB Spain's title to the Shares in CMB Spain; and

        (iv) subject to the proviso below, shareholder and board minute books, declaration of sole shareholder and registration thereof and book of contracts with sole shareholder provided that in the case of (iv) above, if at Closing the same are in the possession or control of CMB Spain Crown need only deliver written confirmation to that effect to US Can rather than delivering the same at Closing.

     (c) Crown shall procure in relation to CMB Germany the delivery to US
         Can of:

         (i) the deed of sale and assignment in favour or the Purchaser of CMB Germany in the agreed terms relating to the Shares in CMB Germany duly recorded by a German notary public or equivalent; and

        (ii) a certified current abstract from the Commercial Register together with written confirmation that there have been no changes to the Commercial Register which need to be registered or which may be registered since the status represented in the abstract from the Commercial Register and documents showing the uninterrupted chain of ownership in the Shares of CMB Germany.

     (d) Crown shall procure in relation to CMB France, CMB Spain and CMB Germany that the names of such companies are changed to such names not including the words "Crown" "CMB" "Metalbox" "MB" or "Carnaud" or words likely to be confused with the same as US Can shall have notified to Crown within 7 days of the date hereof and as shall be legally permissable, failing which to such names as Crown shall in its sole discretion decide.

     (e) Crown shall procure the delivery to the relevant Purchaser of the title deeds to the UK Properties and the documents relating to the title of the other Properties which are not under the possession and control of the Divestiture Package Companies.

     (f) Crown shall procure the delivery to US Can of the Tax Deed duly executed by Crown.

     (g) Crown shall deliver to US Can in relation to each of CMB France, CMB Spain and CMB Germany:

         (i) subject to US Can nominating replacements to the extent required by local law the resignations of all those directors specified in Schedule II from their respective offices in the relevant Divestiture Package Companies with a written acknowledgement from each of them to the effect that he has no claim against the relevant Divestiture Package Company in respect of breach of contract, compensation for loss or office, redundancy or on any other grounds whatsoever;

         (ii) subject to US Can nominating replacements to the extent required by local law the written resignations of the auditors specified in Schedule II in the usual form;

        (iii) If and to the extent required by US Can powers of attorney executed by each of the Vendors in favour of the relevant Purchaser to exercise the relevant Vendor's rights as shareholders of the Divestiture Package Companies pending registration of the transfers of all or any of the Shares;

         (iv) powers of attorney in such form as US Can shall reasonably require executed by each of the relevant Vendors of the Divestiture Package Companies in relation to the execution of the notarial deeds of sale of the Shares in each relevant Divestiture Package Company.

8.5  On Closing in relation to the UK Aerosol Business Crown shall procure that:

     (a) the Purchaser of the UK Aerosol Business is placed in effective possession and control of the UK Aerosol Business and there shall be delivered to such Purchaser all the UK Assets which are capable of passing by delivery, together with all relative documents of title and, where any of such UK Assets are in the possession of a third party, at US

         Can's option, either procure that such third party acknowledges with effect from Closing that he holds such UK Assets to US Can's order, or deliver to such Purchaser a written instruction in the agreed terms addressed to that third party directing him to hold such UK Assets to such Purchaser's order;

     (b) there is delivered to US Can such duly executed conveyances, and/or transfers to enable the UK Properties to be vested in the terms provided in Schedule IV in the Purchaser of the UK Aerosol Business together with full vacant possession of the UK Properties;

     (c) there is delivered to US Can a duly executed assignment from Crown UK of the UK Goodwill and of the Licence in favour of the Purchaser of the UK Aerosol Business in such terms as US Can shall reasonably require together with all relative documents of title;

     (d) there is delivered to US Can:

         (i) all books of account, payroll records, income records, stock and other records, information relating to customers and suppliers and all price lists, price information, purchase conditions, catalogues, sales, promotional and advertising literature which relate to the UK Aerosol Business, including (without limitation) the files concerning all the current customers and suppliers of the UK Aerosol Business, the original UK Contracts, the VAT records relating to the UK Aerosol Business as required under section 49 VATA, materials relating to the UK Intellectual Property Rights, relevant computer programs which relate to the UK Aerosol Business and other books, documents and other materials of any nature which relate to the UK Aerosol Business or which are necessary to enable the Purchaser of the UK Aerosol

              Business to carry on the UK Aerosol Business provided that, following Closing, Crown shall be given reasonable access to and the right to take copies at its expense of any such documents which relate in part only to the UK Aerosol Business;

        (ii) all records of National Insurance, PAYE and income tax records relating to all UK Employees duly completed and up to date:

       (iii)  the tax and accounting records relating to the UK Aerosol
              Business;

        (iv) duly executed assignments of the benefit of the rights described in clause 4.1(h) in favour of the Purchaser of the Aerosol Business in a form reasonably required by US Can; and

        (v) duly executed transfers in favour of the Purchaser of the Aerosol Business of authorizations granted under Part I of the Environmental Protection Act 1990 in respect of the prescribed processes at the UK Properties in a form reasonably required by US Can.

8.6 On Closing in relation to the Italian Aerosol Business Crown shall procure that:

     (a) subject to Schedule Xl the Purchaser of the Italian Aerosol Business is placed in effective possession and control of the Italian Aerosol Business and there shall be delivered to such Purchaser all the Italian Assets which are capable of passing by delivery, together with all relative documents of title and, where any such Italian Assets are in the possession of third party, at such Purchaser's option, either procure that such third party acknowledges with effect from Closing that such third party holds such Italian Assets to such Purchaser's order, or that there is delivered to the

         Purchaser a written instruction in the agreed terms addressed to that third party directing him to hold such Italian Assets to such Purchaser's order;

     (b) there is delivered to US Can a duly executed copy of the Italian Transfer Agreement in favour of US Can or as it may direct together with a duly executed assignment of the Licence from Crown Italy in favour of the Purchaser of the Italian Aerosol Business in a form reasonably required by US Can;

     (c) there is delivered to the Purchaser of the Italian Aerosol Business:

         (i) all books of account, payroll records, income records, stock and other records, information relating to customers and suppliers and all price lists, price information, purchase conditions, catalogues, sales, promotional and advertising literature which exclusively relate to the Italian Aerosol Business, including (without limitation) a list of and the files concerning all the current customers and suppliers of the Italian Aerosol Business, the original Italian Contracts, and other books, documents and other materials of any nature which relate exclusively to the Italian Aerosol Business or which are necessary to enable such Purchaser to carry on the Italian Aerosol Business provided that, following Closing, such Purchaser shall be given reasonable access to, and to take copies at its expense of, such documents which relate in part only to the Italian Aerosol Business;

        (ii) the documents relating to the transfer of the Italian Employees and all records relating to all Italian Employees duly completed and up to date;

      (iii) duly executed assignments in favour of the Purchaser of the Italian Aerosol Business in such form as US Can reasonably requires of the benefit of the rights described in clause 5.1(e).

8.7 As from Closing the provisions of Schedule XI (Operation of the Italian Aerosol Business immediately following Closing) shall apply.

8.8 On or before Closing Crown shall cause a Board Meeting and/or shareholders' meeting of each of the Divestiture Package Companies, to be duly convened and held at which:

     (a) (where relevant) the said transfers of the Shares and (to the extent transferred) the shares in CMB France held by the French Individual Shareholders shall be approved for registration (subject only and where relevant to the transfers being duly stamped at the cost of US Can);

     (b) in the case of the Divestiture Package Companies all existing powers of attorney to operate with banks and all existing mandates and others instructions to banks shall be revoked and shall be replaced with alternative instructions in such form as US Can may require;

     (c) the registered office of each Divestiture Package Company is changed to such address as US Can may require subject to this not involving a breach of local law and in any event not being the address of any premises occupied by Crown or any other Crown Associate;

     (d) the names of Divestiture Package Companies are changed to names not including the words "Crown", "Metalbox", "Carnaud", "CMB", "MB" or names likely to be confused with the foregoing in accordance with the provisions of clause 8.4(d).

8.9 On Closing Crown and US Can will enter into the Transitional Services Agreement.

8.10 On Closing Crown will deliver to the Purchaser a written confirmation from Crown that there are no subsisting agreements between any of the DP Businesses and Crown or any Crown Associate save for trading contracts in the ordinary course of business or as contemplated by this Agreement.

8.11 On Closing US Can shall, following compliance with the provisions of clauses 8.4 to 8.6 and 8.8 to 8.10 (inclusive):

     (a) wire transfer to Crown at a bank account details of which will be supplied to US Can prior to Closing the sum of $52.8 million by way of payment of the Consideration for the Shares and for the UK Aerosol Business and the Italian Aerosol Business;

     (b) deliver to Crown Italy a duly executed counterpart copy of the Italian Transfer Agreement; and

     (c) deliver to Crown a duly executed counterpart copy of the Transitional Services Agreement and of the Tax Deed.

     Unless US Can has complied in full with its obligations under this clause 8.11, Closing shall be deemed not to have occurred.

8.12 Subject to Schedule XI on Closing the risk of loss or damage to the property in the UK Assets and the Italian Assets shall pass to US Can.

8.13 The receipt by Crown of the amount to be paid to it pursuant to clause 8.11 shall be an absolute discharge to US Can who shall not be concerned to see to the application of any such amount.

8.14 As soon as is practicable following Closing US Can shall procure the release of Crown, each Vendor and each other Crown Associate from the guarantees relating to the obligations of the Divestiture Package Companies to which it is a party and pending such release shall indemnify each of the same against any liability howsoever arising under any such guarantee forthwith upon written demand by or on behalf of Crown. In any event US Can shall procure at its cost on or before 30 June 1997 the full, absolute and unconditional release of the obligations of CarnaudMetalbox S.A. or any other Crown Associate of any guarantee of the obligations of CMB France in relation to the lease of the property at Laon.

8.15 As soon as practicable following Closing Crown shall procure the release of each of the Divestiture Package Companies from all guarantees of Crown and Crown's Associates (other than the Divestiture Package Companies) obligations to which it is a party and pending such release shall indemnify each of the same against any liability howsoever arising under any such guarantee forthwith upon written demand by or on behalf of US Can.

8.16 Notwithstanding the provisions of clauses 8.5(d)(i) and 8.6(c)(i) US Can undertakes to Crown and to the Vendors not to use any promotional or advertising literature or material, price lists and sale and purchase contracts which are delivered at Closing in relation to the UK Aerosol Business or the Italian Aerosol Business or which are in the possession or control of the Divestiture Package Companies at Closing for any purpose other than for its own informational purposes provided that the Purchasers of the UK Aerosol Business and the Italian Aerosol Business shall be entitled to use and reproduce in material produced by it the whole or any part of the text thereof and any photographic material comprised therein provided that no reference is made to Crown or any Crown Associate.

8.17 US Can undertakes to Crown that with effect from Closing it will ensure that the Licensed Intellectual Property Rights are only used by or in the Divestiture Package Companies, the UK Aerosol Business and the Italian Aerosol Business and in particular that it will ensure that any Licensed Intellectual Property Rights will not be used by or in the business of US Can or any other US Can Associate.

8.18 Notwithstanding that nothing in this Agreement gives US Can or any US Can Associate the right to use any trade mark or branding of Crown or of any Crown Associate (which right is expressly reserved to Crown or as it directs):

       (a) all UK Inventory, Italian Inventory acquired pursuant hereto and the Stocks of any Divestiture Package Company at Closing containing or exhibiting such mark or branding shall be usable by the acquirer or the relevant Divestiture Package Company in the ordinary course of business for a period not exceeding six months from Closing;

       (b) in respect of any lithographic plates which bear the Crown logo and which prior to Closing are owned or used by a Divestiture Package Company or in the UK Aerosol Business or the Italian Aerosol Business, the Divestiture Package Companies and the persons who acquire each of the Italian Aerosol Business and the UK Aerosol Business pursuant hereto shall have the right to use such plates for a period not exceeding six months from Closing.



8.19   In relation to the books and records of each Divestiture Package
       Company and to those of the UK Aerosol Business or the Italian Aerosol Business which are given to US Can or as it may direct at Closing US
       Can undertakes to Crown to allow Crown and its nominees and professional advisors access to such books and records (and, at Crown's expense, to take copies of the same) on reasonable notice and with regard only to matters relating directly or indirectly and to the extent they relate to pre-closing items when requested by Crown.

                                     - 51 -
9.     Warranties

9.1 Crown hereby represents, warrants and undertakes to US Can in the terms of the General Warranties and Tax Warranties and agrees that if any Warranty is found to be untrue or incorrect or misleading or has not been complied with, then, subject to the provisions of this Agreement, Crown shall, on demand by US Can pay to US Can by way of indemnity an amount equal to any and all liabilities, losses, claims, deficiencies, depletion of assets, increased liabilities, costs or expenses ("Losses") suffered or incurred by US Can or any of the DP Businesses acquired by US Can pursuant hereto which arises from any breach of the Warranties or which would not have arisen but for such breach or which exists and would not have existed if the Warranty in question had been true and correct PROVIDED THAT nothing in this clause shall allow US Can to recover more than once any Loss arising in respect of the same breach or set of circumstances.

9.2 The Warranties are given at the date hereof subject to (other than in the case of the Warranties set out in section N of Schedule VI) the matters fairly disclosed in the Disclosure Letter. If the Warranties are given on the 60th day following the date hereof they will also be given subject to (other than in the case of the Warranties set out in section N of Schedule VI) matters fairly disclosed in the Disclosure Letter.

9.3 Each of the Warranties set out in each paragraph and each subparagraph of Schedules VI and VII shall be separate and independent and save as expressly provided shall not be limited by reference to any other paragraph or subparagraph or anything in this Agreement or the Schedules.

9.4 References to the knowledge or awareness of Crown in relation to any Warranty shall be deemed to refer to such knowledge or awareness after Crown has made reasonable enquiry of Stephane Lacroix, Anibal Diaz, Alain Le Borgne, Joan Estrade, Francois Souchay, George Woods, Richard Holdron, Gordon Cassidy and Claudio Saviotti and of its advisers acting in relation to this transaction in relation to the subject matter of that Warranty and Crown shall only be liable in respect of any breach of such Warranty on this basis. Crown shall only be liable for breach of a Warranty given in all material respects or otherwise qualified by materiality in respect of any matter if in the absence of such qualification the amount of the Claim or the aggregate amount of the Claims arising out of such breach would exceed S30,000.

9.5 The Warranties are given by reference to the facts and circumstances existing at the date of this Agreement and, if Closing shall not have occurred by then and unless Crown shall have exercised its right to rescind pursuant to clause 2.5, as at midnight on the 60th day following the date hereof by reference to the facts and circumstances then existing.

9.6 Crown undertakes that, to the extent it is able, it shall not do, cause or permit anything to be done before Closing which would constitute a breach of any of the Warranties if given at any time down to and including Closing or which would make any of the Warranties inaccurate or misleading if they were so given by reference to the facts and circumstances then existing. Any breach of Crown of this clause 9.6 shall be treated as though it were a liability for breach of a Warranty for the purposes of clause 9.1 and 10.

9.7 US Can confirms to Crown for itself and for each Vendor that it has not entered into this Agreement or any document entered into hereunder or referred to herein in reliance upon any representation, warranty or undertaking other than those expressly contained herein and acknowledges that it has not relied on, and will make no claim in respect of any such representation, warranty or undertaking made or supplied by or on behalf of Crown or any Vendor. Without limiting the general nature of the foregoing, US Can confirms that unless and to the extent that the same is expressly warranted hereunder it has not relied on and will make no claim in respect of:

       (a) any budget, forecast or other projection of any nature made or supplied by or on behalf of Crown, any Vendor or any Divestiture Package Company; or

       (b) any Data Room Information or any information in the Descriptive Memorandum or in any presentation to US Can by or on behalf of Crown or by or on behalf of any managers of any Divestiture Package Company or of the UK Aerosol Business or of the Italian Aerosol Business.

9.8 Crown undertakes to US Can that upon becoming aware of the actual, impending or threatened occurrence of any event after the date of this Agreement and prior to closing which might reasonably be expected to cause or constitute a breach of any of the Warranties given by it or which would result in the Warranties if so given not being true and accurate at Closing with reference to the facts or circumstances then existing it will forthwith give written notice thereof to US Can and, subject to clause 9.6, if Crown, in its sole and unfettered discretion so decides, it shall at its own cost take steps to prevent or remedy the same.

9.9 Without prejudice to clause 10.17 Crown acknowledges and confirms to US Can that its rights under this Agreement will not be affected by and the Warranties are not subject to any investigation made by or on behalf of US Can into the affairs of the DP Businesses or any statement, representation or information made or supplied by or on behalf of Crown or any Vendor save as fairly disclosed by the Disclosure Letter. Without limiting the general nature of the foregoing, Crown acknowledges and confirms that for this purpose, save to the extent that any matters are fairly disclosed by the Disclosure Letter, US Can has no actual or deemed knowledge of any Data Room Information.

 9.10 None of the information supplied by any of the Divestiture Package Companies or its directors or senior managers to Crown or any Crown Associate, or its agents, representatives or advisers, in connection with the Warranties and the contents of the Disclosure Letter or otherwise for the purposes of this transaction shall be deemed a representation, warranty or guarantee of its accuracy by the Divestiture Package Company or its directors or senior managers (as appropriate) to Crown or any Crown Associate, and Crown waives and shall procure that each Crown Associate waives any claims against the Divestiture Package Company or its directors or senior managers and which it might otherwise have in respect of it. In the event that Crown or any Crown Associate shall bring a claim against any agent, representative or adviser to any Divestiture Package Company and recover an amount by way of damages from such agent, representative or adviser and such agent, representative or advisor has recovered an amount from such Divestiture Package Company in respect of the subject of such claim Crown shall pay to the Purchaser by way of indemnity an amount equal to the lesser of (i) the amount such Divestiture Package Company has paid by way of damages to such agent, representative or adviser (excluding costs) and (ii) the amount recovered by Crown or any Crown Associate from such agent, or representative or adviser.

 9.11 The Warranties are addressed to US Can only and the benefit of the Warranties shall not be assignable by US Can in whole or in part to any person other than to a US Can Associate nor shall the Warranties survive the sale, transfer or disposal by US Can of the subject matter of the Warranty, other than an intra-group sale, transfer or disposal by US Can or any other US Can Associate. Prior to any US Can Associate to which the benefit of the Warranties has been assigned ceasing to be a US Can Associate US Can shall procure that it shall transfer to US Can or another US Can Associate the benefit of the Warranties so that the first mentioned US Can Associate shall cease to be able to make any Claim.

10.   LIMITATION ON WARRANTY CLAIMS

10.1 Crown shall not have any liability in respect of any breach of any of the General Warranties (other than Warranty N (Environmental)) given by it unless US Can has served on Crown a written notice on or before two years after the Closing Date giving reasonable details of the breach including US Can's reasonable estimate of the amount of the liability of Crown in respect thereof (which estimate shall not in any event impose any limit on liability). Crown shall not have any liability in respect of any breach of Warranty N (Environmental) unless US Can has served on Crown a written notice on or before three years after the Closing Date, giving reasonable details as aforesaid.

10.2 Crown shall not have any liability in respect of any breach of any of the Tax Warranties given by it in relation to each relevant jurisdiction unless US Can has served on Crown a written notice at or before the expiry of the period in the relevant jurisdiction in which the tax authorities in the relevant jurisdiction cease under the relevant limitation period to be capable of recovering the relevant Taxation in the absence of fraud. Such notice shall in each case give reasonable details of the breach or Claim, including US Can's reasonable estimate of the amount of the liability of crown in respect thereof.

10.3 Crown shall be entitled following the payment in full of any amount determined or agreed in satisfaction of or with respect to any Claim to US Can, by a notice in writing addressed to US Can, to require US Can so far as it is able to assign or procure that the relevant Divestiture Package Company or any entity which carries on the UK Aerosol Business or the Italian Aerosol Business after Closing assigns the benefit of any rights it may have in respect of the circumstances giving rise to such Claim to Crown. If US Can is not able to assign or procure the assignment as aforesaid Crown shall be entitled to require US Can to take or to procure that the relevant Divestiture Package Company or any entity which carries on the UK Aerosol Business or the Italian Acrosol Business after Closing (the "Relevant Company") takes all such reasonable steps and proceedings as Crown may in its reasonable discretion consider necessary in order to obtain any payment, or relief in respect of or in connection with any matter giving rise to that Claim, and US Can will, at the request of Crown allow
     Crown at its expense to have the reasonable conduct of all correspondence and/or proceedings of any nature (including any claims against the relevant insurers) arising in connection with any matter giving rise to such Claim. Crown will keep US Can fully informed of the status of all such disputed matters. Crown may thereafter require the Relevant Company or the Purchaser to take all such reasonable steps or proceedings as Crown may in its reasonable discretion consider necessary in order to mitigate any loss giving rise to such Claim and US Can undertakes to procure that the Relevant Company shall so act, subject to US Can and the Relevant Company being indemnified against all reasonable costs and expenses properly incurred by them as a result of so acting. For the purpose of enabling Crown to exercise its rights under this clause 10.3, US Can shall:

     (a) give written notice to Crown of any rights which Crown may enjoy under this clause as soon as practicable after such rights came to the notice of US Can;

     (b) make or procure to be made available to Crown or its duly authorised representatives, and (if so requested by Crown) provide copies of, all relevant books of account, records and correspondence of the Relevant Company and permit Crown to ascertain or extract any relevant information therefrom; and

     (c) not admit any liability or agree any claim which may give rise or has given rise to a Claim without the prior written consent of Crown.

10.4 Crown shall not be liable in respect of any breach of any Warranty if and to the extent that the loss occasioned thereby has been recovered under the same or any other Warranty or under the Tax Deed.

10.5 Crown shall not be liable in respect of a Claim or a claim under the Tax Deed to the extent of:

     (a) any amount which is included as a liability in or provided for in respect of the subject matter of such Claim; or

     (b) any amount by which the carrying value of any asset has been reduced to take account of the subject matter of such Claim in the Global Accounts. If any Claim or a claim under the Tax Deed is made US Can shall use all reasonable endeavours to procure that Crown and its advisers are given reasonable access at reasonable times to the working papers underlying the Global Accounts in the possession of US Can or any of US Can's Associates for the purposes of ascertaining whether any, and if so what, amount is applicable to the Claim or a claim under the Tax Deed for the purposes of this clause 10.5.

10.6 No party to this Agreement shall be entitled to rescind or repudiate this Agreement for any reason before or after Closing except pursuant to an express right conferred upon it pursuant hereto.

10.7 Crown shall not be liable to make any payment in respect of any Claim or any claim under the Tax Deed unless:

     (a) the amount to be paid in respect of any single Claim or claim under the Tax Deed (or the aggregate amount to be paid in respect of several Claims and claims under the Tax Deed arising out of substantially the same facts) exceeds US$30,000 in which case subject to (b) below Crown shall be liable for the whole amount and not just the excess over US$30,000; and

     (b) the aggregate amount to be paid in respect of all Claims together with claims under the Tax Deed exceeds US$1,500,000 (such sum to consist only of Claims and claims under the Tax Deed not excluded pursuant to clause 10.7(a)): and


     (c) if such aggregate amount does exceed US$1,500,000 (such sum consisting only of Claims and claims under the Tax Deed not excluded pursuant to clause 10.7(a)), then Crown's liability shall not be limited to the excess and the whole amount shall be recoverable in full.

10.8 The total amount of the liability of Crown in respect of all Claims and claims under the Tax Deed shall be limited to and in no event exceed the sum of US$30,000,000.

10.9 Crown shall not be liable in respect of any Claim or a claim under the Tax Deed in respect of any matters resulting from a change of accounting policy or practice or the length of any accounting period of US Can or the Relevant Company introduced after Closing other than to the extent such change is required as a matter of law or to accord with good accounting practice because the Relevant Company has failed to maintain its accounts in accordance with such laws or good accounting practice.

10.10 Claims shall be actionable only by US Can or any person to whom it may assign the benefit of the Warranties pursuant to clause 9.11 and no other party shall be entitled to make any claim or to take any action whatsoever against Crown under or arising out of or in connection therewith.

10.11 If Crown pays to US Can an amount in respect of any Claim and US Can or any US Can Associate or the Relevant Company, as the case may be, subsequently becomes entitled to recover from a third party (including any insurer or any taxation authority) a sum which is referable to that Claim, US Can shall forthwith repay to Crown so much of the amount paid by Crown as does not exceed the sum recovered by US Can or any US Can Associate or the Relevant Company, as the case may be, from the third party less all costs and expenses of US Can, the US Can Associate or the Relevant Company, as the case may be, reasonably incurred in recovering the same adjusted for any net Tax liability, benefit or relief suffered or enjoyed by US Can, any US Can Associate or the Relevant Company, as the case may be, resulting from the same and the circumstances giving to rise to Crown having made the first mentioned Payment to US Can.

10.12 No payment shall be due from Crown in respect of any Claim unless and until US Can (or the Relevant Company as the case may be) has made any payment or has otherwise suffered loss in respect of any corresponding liability.

10.13 IF Crown pays any sum in respect of any Claim or any claim under the Tax Deed or pursuant to the provisions of clauses 6.3 OR 6.4, the amount of the Consideration paid by US Can for the Shares and for the UK Aerosol Business and for the Italian Aerosol business shall be deemed to be reduced pro rata by the amount of any such payment.

10.14 If US Can makes any Claim or any claim under the Tax Deed or gives notice of any claim or any claim under the Tax Deed US Can shall, and shall procure that the Relevant Company shall on a confidential basis solely for the purpose of enabling Crown to assess the Claim or potential Claim or the claim or potential claim under the Tax Deed at the request of Crown:

       (a) make available to Crown and its advisers such access to the personnel of the Relevant Company and to any relevant records and information as Crown may reasonably request in connection with such Claim or potential Claim or such claim or potential claim under the Tax Deed: and

     (b) procure, so far as it is able, that the auditors (past and present) of the Relevant Company make available their audit working papers in respect of audits of the Relevant Company's accounts for any relevant accounting period in connection with such Claim or potential Claim or such claim or potential claim under the Tax Deed any reasonable costs properly incurred by US Can in so doing to be for Crown's account.

10.15 Crown shall not be liable in respect of any breach of Warranty which is reasonably capable of remedy except to the extent that the relevant breach has not been remedied at Crown's cost after the expiry of 30 days following receipt by Crown of a written notice from US Can giving reasonable particulars of the relevant breach and requiring it to be remedied.

10.16 US Can (and, if applicable, the Relevant Company) shall, prior to making any Claim, be obliged to mitigate any loss or damage on a basis consistent with its duty at law resulting from or arising as a consequence of any circumstances giving rise to any Claim.

10.17 US Can acknowledges and confirms that at the time of entering into this Agreement Mr T Stonich (having made all reasonable enquiries of Mr L Messina and Salomon Brothers) does not have any actual personal knowledge of any circumstances which will or are likely to give rise to a Claim or a claim under the Tax Deed PROVIDED THAT this acknowledgment and confirmation shall not apply in relation to such circumstances which are the subject matter of Warranty N (Environmental).

10.18 In pursuing any Claim in relation to Taxation the provisions of clause
      4 (Conduct of Claims) of the Tax Deed shall apply. Clause 2.2 of the Tax Deed shall override anything to the contrary in this Agreement.

11.  PURCHASER WARRANTIES

11.1 US Can warrants to Crown:

     (a) it is a company duly organized and validly existing under the laws of its place of incorporation and has the power to enter into and has duly authorised the execution of this Agreement and its obligations under this Agreement constitute its legally valid and binding obligations;

     (b) it has full power and authority to enter into and perform this Agreement without obtaining any consent, authorization, order or approval of, or filing or registration with, any governmental authority which is required for the execution and delivery by it and Closing of this Agreement except for any consent, authorization, order, approval, filing or registration that has been obtained or is expressly provided for or contemplated by this Agreement; and

     (c) no order has been made or petition presented or resolution passed for the winding-up of it and there are no grounds on which any such order could be made.

11.2 US Can warrants to Crown that it has sufficient funds available to it to pay the Consideration and to consummate the transactions contemplated by this Agreement.

                                    - 62 -
12.  CONTRACTS

12.1 US Can at and with effect from Closing shall assume the obligations of and become entitled to the benefits of Crown UK and Crown Italy under the UK Contracts and the Italian Contracts respectively.

12.2 Until any required consent of the other contracting parties to the assignment or novation of any of the UK Contracts or Italian Contracts is obtained, Crown UK or Crown Italy, as applicable, shall to the extent permitted by law hold the benefits under that UK Contract or Italian Contract on trust for the Purchasers of the UK Aerosol Business and of the Italian Aerosol Business respectively which US Can shall procure shall, at their own cost, perform Crown UK and Crown Italy's obligations under such UK Contract or Italian Contract.


12.3 Crown will and will procure that Crown UK and Crown Italy shall at US Can's request jointly with US Can use all reasonable endeavours to enable the Purchasers of the UK Aerosol Business and of the Italian Aerosol Business to enjoy the benefits of and to enforce the UK Contracts and the Italian Contracts against the other contracting parties including the obtaining of all necessary consents to assignment or novation or otherwise required thereunder. For the avoidance of doubt Crown shall, subject to using its reasonable endeavours, not be subject to any further cost or expense in fulfilling its obligation under this clause.

13.  UK AND ITALIAN EMPLOYEES

13.1 The parties each consider that the sale of the UK Aerosol Business pursuant hereto is the transfer of an undertaking for the purposes of the Employment Regulations and that the sale of the Italian Aerosol Business pursuant hereto is the transfer of a business as a going concern under
     Article 2112 of the Italian Civil Code.

13.2 Crown shall indemnify and keep indemnified the Purchasers of the UK Aerosol Business and the Italian Aerosol Business against all losses, costs, liabilities, expenses, actions, proceedings, claims, and demands arising out of or in connection with, any claim by any UK Employee, Italian Employee or any other employee or ex-employee of Crown Italy or Crown UK (whether in contract or in tort or for remedy for unfair dismissal, redundancy, equal pay, sex or race discrimination under the Wages Act 1986 or for breach of statutory duty or without limitation of any other nature) as a result of anything done or omitted to be done in relation to the employment prior to Closing of the UK Employee, Italian Employee or other such employee or ex-employee.

14.  PENSIONS

     The provisions of Schedule VIII shall have effect in relation to Crown's Scheme.

15.  PROPERTIES

     The provisions of Schedule IV shall apply in relation to the Properties.

16.  CONFIDENTIALITY AND ANNOUNCEMENTS

16.1 For the purpose of assuring the full benefit of the business and goodwill of each DP Business and in consideration of the agreement of US Can to purchase or procure the purchase of the Shares and the UK Aerosol Business and the Italian Aerosol Business on the terms hereof, Crown hereby agrees with US Can that Crown will not (and will use reasonable endeavours to procure that Crown Associates do not) at any time hereafter divulge or communicate to any person (other than on a confidential basis to officers, employees or professional advisers of a Divestiture Package Company or of the UK Aerosol Business or the Italian Aerosol Business whose position makes it necessary to know the same or to US Can or its officers, employees or professional advisers) any confidential information concerning the business, accounts, financial or contractual arrangements or other dealings, transactions or affairs (including without limitation information acquired under clauses 8.5(d)(i) and 8.6(c)(i)) of any Divestiture Package Company or of the UK Aerosol Business or the Italian Aerosol Business which may be within or which may come to its knowledge save as required by law or by the regulations on a relevant stock exchange in any jurisdiction or the laws or regulations on foreign investments and/or exchange control.

16.2 No announcement or information concerning this sale and purchase or any ancillary matter shall be made or released before Closing to the public or to the press (national, provincial, local or trade) or the suppliers or customers of any Divestiture Package Company or of the UK Aerosol Business or the Italian Aerosol Business by any of the parties hereto without the prior written consent of Crown and US Can (such consent not to be unreasonably withheld or delayed) PROVIDED that nothing shall restrict the making by any party to this Agreement (even in the absence of agreement by the other parties) of any statement or disclosure which may be required by law, or by the regulations of a relevant stock exchange in any jurisdiction.

17.  NON-COMPETE

17.1 Subject to clause 17.2, Crown undertakes for a period of one year after the Closing Date not to compete and to procure that no Crown Associate competes with the DP Businesses for the sale of aerosol cans to customers at the specific customer locations which were served by any Divestiture Package Company, the UK Aerosol Business or the Italian Aerosol Business, except to the extent that such customers at those specific customer locations already purchase aerosol cans from Crown or other Crown Associates, and except, with the approval of the Commission of the European Communities where the prospective customer declines in good faith to purchase aerosol cans from US Can or the Divestiture Package Companies or those US Can Associates who carry on the UK Aerosol Business, the Italian Aerosol Business or the business of any of the Divestiture Package Companies following Closing.

17.2 Where customers referred to in clause 17.1 above obtain their aerosol can requirements from one or more other sources that is to say sources independent of Crown or Crown Associates (each a "Non-DP Supplier"), nothing in clause 17.1 shall apply to prevent Crown or any Crown Associate competing with any Non-DP Supplier to supply such customer, provided that the supply by the Divestiture Packaging Companies, the Italian Aerosol Business and the UK Aerosol Business as carried on after Closing (taken as a whole) to such customer is not materially lessened thereby.

17.3 Crown undertakes with US Can that it will not and will use reasonable endeavours to procure that crown Associates do not at any time during the period of twelve months following Closing, other than with the written consent of the Commission of the European Communities, solicit or entice away, or in the case of Key Personnel only, employ any DP Employee, UK Employee or Italian Employee or knowingly do any act whereby any such employee is encouraged to leave the employment of any Divestiture Package Company or cease to be employed in relation to the UK Aerosol Business or the Italian Aerosol Business, whether or not such employee would by reason of leaving so commit a breach of his contract of employment (save that the provisions of this clause 17.3 will not apply where the relevant Purchaser or Divestiture Package Company has indicated in writing to such employee or to Crown that it no longer wishes to employ such employee or has unilaterally terminated his or her employment or, in the case of employees other than Key Personnel, where the employee has served notice or otherwise indicated that he wishes to terminate such employment). For the purposes of clause 17.3 Key Personnel shall mean those persons listed in
     Schedule XV except to the extent that such persons are not employed by or agents of any DP Business at the date hereof or have prior to the date hereof given notice of termination of their employment or agency.

17.4 If any covenant or undertaking contained in any other provision of this clause 17 were void but would be valid if the period of application were reduced or if some part of the covenant or undertaking were deleted, the covenant or undertaking in question shall apply with such modification as is necessary to make it valid.


18.  FURTHER ASSURANCE AND AVAILABILITY OF INFORMATION

18.1 Crown shall and shall procure that the Vendors shall perform such acts and execute such documents as may be reasonably required and at no more than a reasonable cost to Crown or such Vendors on or after Closing by US Can for securing to or vesting in US Can the legal and beneficial ownership of the Shares and of the UK Assets and the Italian Assets in accordance with the terms and conditions of this Agreement and assuring to US Can the rights hereby granted including the rights acquired under clauses 4.1(g) and 5.1(e) hereof.

18.2 Crown shall cause to be made available to US Can all information in its possession or under its control or that of a Crown Associate which US Can may from time to time reasonably require after Closing relating to the business and affairs of each Divestiture Package Company and of the UK Aerosol Business and the Italian Aerosol Business and shall permit US Can to have reasonable access to documents containing such information and at the expense of US Can to take copies thereof.

18.3 Crown will provide to US Can following Closing all such information as US Can may reasonably require for the purposes of its making any required notification to the German Cartel Office of the acquisition by US Can of CMB Germany.

18.4 If and to the extent that:

     (a) a debt is included in the UK Aerosol Business or the Italian
         Aerosol Business and such debt arises from supplies of goods or services made for the purposes of VAT (whether in the UK or Italy) before Closing such that Crown UK or Crown Italy has accounted or is liable to account for the VAT; and

     (b) the debt proves bad or doubtful or there is a delay in payment such that Crown UK or Crown Italy is or becomes entitled to bad debt relief for the purposes of VAT under section 36 VATA or the equivalent or any similar legislation or regulations in Italy

     Crown UK or Crown Italy shall (if so requested by the relevant
     Purchaser and indemnified for its costs and expenses) make a claim for and generally use all reasonable endeavours to obtain such relief and shall account to the Purchaser forthwith upon recovery for any amount recovered from the relevant Tax authorities in respect thereof (and, for this purpose, an amount is recovered when received either in cash or by way of set off against or reduction of a liability for Tax).

18.5 With respect to any liability to Taxation in respect of the UK Aerosol Business or the Italian Aerosol Business assumed by US Can or a Purchaser under the provisions of this Agreement which falls due for payment, Crown shall give (or procure that Crown UK or Crown Italy shall give) to US Can or the Purchaser notice in writing specifying the amount of each such liability, the date of payment and the identity of the payee insofar as such information is not readily apparent from the Aggregate Working Capital Statement and the books and records delivered at Closing in respect of the UK Aerosol Business or the Italian Aerosol Business (as the case may be), such notice to be given not less than ten business days (in the territory concerned) before the due date in each case.

19.  UK RECEIVABLES AND ITALIAN RECEIVABLES

19.1 Crown shall procure that Crown UK and Crown Italy shall account to US Can or as it may direct for amounts which they receive in respect of the UK Receivables and the Italian Receivables after Closing.

19.2 Subject to any express intention to the contrary on the part of the debtor, money received by Crown UK and Crown Italy from a person indebted to Crown UK or Crown Italy both in respect of UK Receivables or Italian Receivables and otherwise shall be deemed to have been paid in or towards discharge of the oldest debts first.

20.  FOREIGN EXCHANGE PROVISIONS AND INTEREST

20.1 Where, in this Agreement references are made to adjustments to the Consideration or to the quantification of Claims or claims under the Tax Deed or otherwise to monetary amounts, all amounts shall be specified in US dollars and where necessary shall be converted to a US dollar equivalent amount from the original currency:

     (a) in the case of adjustments to the Consideration in accordance with the provisions of Schedule III, at the rate quoted by Reuters on the Business Day prior to Closing as being the British Bankers Association settlement spot rate for the relevant foreign currency against US dollars at 11.00 am on the Business Day prior to Closing; and

     (b) in the case of a Claim or a claim under the Tax Deed, at the rate quoted by Reuters on the Business Day prior to the date of notification of such Claim or claim under the Tax Deed as being the British Bankers Association settlement spot rate for the relevant foreign currency against US dollars at 11.00 am on the Business Day prior to the date of notification of such Claim or claim under the Tax Deed.

20.2 If any party fails to make any payment hereunder on the due date or within the applicable period for payment, such party shall also pay interest to the payee on the amount for the time being outstanding calculated on a daily basis (compounded quarterly until payment) at the rate of 1 per cent per annum above the prime rate of Morgan Guaranty Trust Company of New York for the time being in force on the basis of actual days elapsed from the due date for payment or from the date of the expiry of such period (as the case may be) until payment in full (after as well as before judgment).

21.  CONTINUING OBLIGATIONS

21.1 Each of the obligations, warranties, representations, indemnities and undertakings accepted or given by Crown or US Can pursuant to this Agreement (hereinafter called the "Obligations"), excluding any Obligation fully performed at Closing, shall continue in full force and effect notwithstanding Closing taking place.

21.2 Notwithstanding any rule of law or equity to the contrary any release waiver or other arrangement which US Can or Crown agrees to or effects in relation to the other in connection with any matter in relation to this Agreement shall not, except as expressly stated in writing, affect the rights and remedies of US Can or Crown (as the case may be) in respect of any other matter.

22.  COSTS

22.1 Each party to this Agreement shall pay its own costs, charges and expenses incurred in the negotiation, preparation, closing and implementation of this Agreement (and the documents referred to herein).

22.2 All documentary, registration, notarial and other similar taxes including, if applicable, German real estate transfer tax and any German Cartel Office fees in relation to merger control clearance shall be borne by US Can.


     23. VAT

23.1 Crown and US Can intend that the sale of the UK Aerosol Business pursuant to this Agreement shall be treated as a transfer of part of the business of Crown UK as a going concern for the purposes of Section 49 of the VATA and Article 5 of the Value Added Tax (Special Provisions) Order 1995 and shall be treated as neither a supply of goods nor a supply of services for the purposes of the VATA.

23.2 Crown and Purchaser shall use all reasonable endeavours to secure that the sale of the business is treated under the Value Added Tax (Special Provisions) Order 1995 as neither a supply of goods nor a supply of services.

23.3 If HM Customs & Excise expressly confirm in writing that Article 5 of the Value Added Tax (Special Provisions) Order 1995 shall apply to the sale of the UK Aerosol Business, then after Closing US Can shall procure that the UK Assets acquired are used in carrying on the same kind of business sufficient for the purposes of ensuring that Article 5 applies, whether or not as part of any existing business of US Can, as that carried on by Crown UK and authorises Crown to make such obligation known to HM Customs & Excise.

23.4 US Can shall procure that the Purchaser of the UK Aerosol Business applies to register for VAT in accordance with the VATA before Closing and notifies Crown of the relevant VAT registration number if obtained before Closing.

23.5 If VAT shall finally be determined in writing by HM Customs & Excise to be payable on the sale of the UK Aerosol Business because the sale is not within Article 5 of the Value Added Tax (Special Provisions) Order 1995 by reason of a breach of the obligations contained in any of clauses 23.3 or
     23.4 US Can shall in addition to any amounts expressed in the Agreement to be payable by US Can pay to Crown such VAT, such amount to be payable on the later of ten Business Days after the production to US Can of a copy of the express written determination of HM Customs & Excise and a VAT invoice containing the details prescribed in Regulation 14 of the VAT Regulations in respect thereof and forthwith after the Purchaser has recovered such VAT either by way of repayment or by obtaining credit by way of reduction of output tax (within the meaning of the VATA) otherwise payable. If US Can pays an amount in respect of VAT and it is subsequently determined by HM Customs & Excise in writing that no VAT was chargeable, Crown shall forthwith on demand pay a sum equal to such amount to US Can.

23.6 If and to the extent that VAT in Italy shall be finally determined in writing by the Italian tax authorities to be payable in respect of the purchase of the Italian Aerosol Business US Can shall account or shall procure that the Purchaser of the Italian Aerosol Business shall account to Crown (on behalf of Crown Italy) for such VAT.

23.7 If and to the extent that such VAT shall be irrecoverable by the Purchaser of the Italian Aerosol Business Crown shall pay to US Can an amount equal to the amount of such VAT to the extent that it is irrecoverable.

23.8 US Can shall take and shall procure that all reasonable steps are taken by the Purchaser of the Italian Aerosol Business with a view to ensuring that such VAT is recoverable.

23.9 The provisions of clause 23.7 above shall not apply if US Can or the Purchaser of the Italian Aerosol Business shall fail to pay any registration or similar tax that is payable in respect of the purchase of the Italian Aerosol Business.

24.  NOTICES

24.1 Any notice or other communication to be given hereunder shall either be delivered personally or sent by first class post or facsimile transmission. The address for service of Crown and US Can shall be the addresses stated at the head of this Agreement or such other address as the relevant park may have previously notified in writing to the other. All notices shall be deemed to have been served as follows:

     (a) if personally delivered, at the time of delivery;

     (b) if posted, at the expiration of 72 hours after the envelope containing the same was delivered into the custody of the postal authorities; and

     (c) if communicated by facsimile transmission, at the time of transmission

     PROVIDED that, except in relation to a notice served pursuant to clause 2.5, where, in the case of delivery by hand or transmission by facsimile, such delivery or transmission occurs after 6 pm on a Business Day or on a day which is not a Business Day, service shall be deemed to occur at 9 am on the next following Business Day.

24.2 In proving such service it shall be sufficient to prove that personal delivery was made, or that the envelope containing such notice was properly addressed and delivered into the custody of the postal authorities as a pre-paid first class letter or that the facsimile transmission was made after obtaining in person or by telephone appropriate evidence of the capacity of the addressee to receive the same, as the case may be.

25.  SEVERABILITY AND SUSPENSION OF RESTRICTIONS

25.1 If any provision or provisions of this Agreement (or of any document referred to herein) is or at any time becomes illegal, invalid or unenforceable in any respect, the legality, validity and enforceability of the remaining provisions of this Agreement (or such document) shall not in any way be affected or impaired thereby.

25.2 No provisions of this Agreement or any agreement or arrangement of which it forms part by virtue of which this Agreement or such agreement or arrangement is subject to registration under the Restrictive Trade Practices Acts 1976 and 1977 shall take effect until the day after particulars of this agreement or the agreement or arrangement of which it forms part (as the case may be) have been furnished to the Director General of Fair Trading pursuant to Section 24 of the Restrictive Trade Practices Act 1976.

25.3 The provisions of this Agreement insofar that they relate solely to the sale and purchase of CMB France shall become effective only after the requirements of French law for consultation with the Comite d'Enterprise have been carried out which Crown undertakes to do as soon as practicable and in any event within seven Business Days after signature.

26.  ENTIRE AGREEMENT AND VARIATION

26.1 This Agreement (together with the documents referred to herein) constitutes the entire agreement between the parties in relation to the transactions referred to herein or therein and supersedes any previous agreement between the parties in relation to such transactions.

26.2 No variation of any of the terms of this Agreement (or of any other documents to be entered into as referred to herein) shall be effective unless it is in writing and signed by or on behalf of each of the parties hereto or thereto. The expression "variation" shall include any variation, supplement, deletion or replacement however effected.

27.  GENERAL PROVISIONS

     The provisions of this Agreement, insofar as the same shall not have been performed at Closing, shall remain in full force and effect notwithstanding Closing. This Agreement may be executed in counterpart, each of which when executed and delivered shall be an original, but all of which when taken together shall constitute a single instrument.

28.  GOVERNING LAW AND JURISDICTION

     This agreement (together with all documents to be entered into as referred to herein) shall be governed by and construed and take effect in accordance with English law (provided that any necessary implementation by share transfer deed or otherwise shall be governed by and take effect in accordance with the mandatory laws of the relevant jurisdiction) and each of the parties hereto hereby submits to the non-exclusive jurisdiction of the High Court of England and agrees that in the event of any action between any of the parties hereto being commenced in respect of this Agreement or any matters arising under it, the process by which it is commenced (where consistent with the applicable court rules), may be served on it in accordance with clause 24.

        IN WITNESS WHEREOF this Agreement has been entered into the day and year first before written.


                                Crown Cork & Seal Company, Inc.


                                By /s/ Xavier Blaupain
                                   ----------------------
                                       Xavier Blaupain



                                U.S. Can Corporation


                                By /s/ Timothy W. Stonich
                                  ----------------------
                                       Timothy W. Stonich

                          LIST OF OMITTED SCHEDULES


Schedule Number       Description of Schedule
- ---------------       -----------------------

     I                Part 1 - The Shares
                      Part 2 - Allocation of Consideration

     II               The Divestiture Package Companies

     III              The Combined Closing Accounts and Certificate of Net
                      Indebtedness

     IV               Part 1 - The Properties
                      Part 2 - Sale Conditions Relating to the U.K. Properties

     V                The License

     VI               General Warranties

     VII              Tax Warranties

     VIII             Pension Provisions
                      Appendix I - Actuarial Assumptions
                      Appendix II - Relevant Employees

     IX               Part 1 - U.K. Employees
                      Part 2 - Italian Employees

     X                Italian Assets

     XI Provisions Concerning the Operation of the Italian Aerosol Business Immediately Following Closing

     XII              Form of Transitional Services Agreement

     XIII             Form of Tax Deed

     XIV              Further U.K. Excluded Assets

     XV               Key Personnel